March 18, 2015

Ms. Sharon Blume

Mr. Mark Brunhofer

Mr. Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 25, 2014 and Amended July 31, 2014

File No. 1-36403

Dear Ms. Sharon Blume, Mr. Mark Brunhofer and Mr. Jim B. Rosenberg,

We provide the following responses to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated February 20, 2015 with respect to the Form 20-F for the fiscal year ended March 31, 2014 of iKang Healthcare Group, Inc. (the “Company”), which was filed on July 25, 2014 (the “2013 20-F”). For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff comments.

Item 5.  Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies and Estimates

Allowance for Doubtful Accounts, page 60

1.              Please tell us why you no longer disclose the detailed aging of your accounts receivables and related allowance for doubtful accounts at each balance sheet date.  This information was disclosed in tables on page 92 of the fourth and final amendment to your initial public offering registration statement on Form F-1 filed on April 7, 2014.

The Company respectfully advises the Staff that it has disclosed its accounts receivable that were aged over one year as a percentage of its gross accounts receivable as of March 31, 2014 and the days of sales outstanding in the fiscal year ended March 31, 2014 on Page 70 of the 2013 20-F to help the investors understand the Company’s accounts receivable as of March 31, 2014. The Company respectfully advises the Staff that it plans to include the detailed aging of accounts receivables and related allowance for doubtful accounts as of March 31, 2014 and 2015, respectively, in its annual report to be filed on Form 20-F for the fiscal year ending March 31, 2015 in the table set forth below as an example.

	As of March 31, 2014
Aging period	Gross Accounts receivables	% of Total	General Reserve	Specific Reserve	Net Accounts receivables
	(US$ in thousands, except percentages)
< 6 months	24,181	57.7		(7)	24,174
6 months - 1 year	9,491	22.6	(474)	(4)	9,013
1-2 years	6,351	15.1	(1,108)	(811)	4,432
2-3 years	1,351	3.2	(1,266)	(85)	—
> 3 years	575	1.4	(331)	(244)	—
Total	41,949	100.0	(3,179)	(1,151)	37,619

The Company plans to make similar disclosure about the aging of its accounts receivable and related allowance for doubtful accounts at each balance sheet date in its future annual reports on Form 20-F.

Results of Operations, page 66

2.              Please provide us proposed revised disclosure to be included in future Forms 20-F that clarifies and quantifies the impact on revenues year-over-year of new service offerings, including the impact of newly opened and newly acquired medical centers.  Please see Item 303(a)(3)(iii) of Regulation S-K.  Separately in your response, given that you have historically added significant numbers of medical centers each year and plan to continue this growth strategy, please tell us your consideration of disclosing “same-center” revenue growth figures to help clarify organic growth.

The Company respectfully advises the Staff that its businesses have continued to be focused on the medical examinations and disease screening services, the revenues from which amounted for 89.8%, 93.9% and 93.4% of the Company’s net revenues in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Other services, which consist of dental care services, outpatient services, medical concierge and other health management services, currently contribute a small portion of the Company’s revenues and the Company believes the revenue from any single type of these services does not have a material impact on the Company’s total net revenues. The Company respectfully advises the Staff that it will make further disclosure in its future annual reports on Form 20-F to quantify the impact of newly acquired medical centers in the way set forth below.

•                  Our self-owned medical centers grew from 45 as of March 31, 2014 to [•] as of March 31, 2015. Out of the [•] self-owned medical centers that were added during this period, [•] were acquired. In fiscal 2014, the [•] medical centers we acquired together contributed [•]% of our net revenues in the same period.

The Company respectfully advises the Staff that the Company does not believe the “same-center” revenue growth figures would be meaningful metrics for investors to understand the key factors for the Company’s revenue growth under the Company’s business model for the following reasons.

•                  The Company believes that, under the Company’s business model, the growth in its revenues has been primarily driven by the increase in the number of corporate customers that the Company can develop and retain rather than driven by the increase in the number of medical centers. The number of the Company’s corporate customers increased from approximately 7,100 in the fiscal year ended March 31, 2012 to approximately 11,200 in the fiscal year ended March 31, 2013, and further to 17,200 in the fiscal year ended March 31, 2014. The increase in the number of the Company’s corporate customers would increase the number of people who use its medical examination and disease screening services, which is subject to a capacity limit at each medical center. The Company’s decision to expand the capacity of its self-owned medical center network, by either constructing or acquiring new medical centers in the cities where it operates or in the new cities is mainly based on the Company’s assessment and estimate of increased demand for its corporate customer services and increased number of corporate customers.

•                  The Company has centralized the sales and marketing function for its medical centers. The Company’s sales team which is responsible for developing and retaining corporate customers is organized by geographic region rather than by individual medical center. In order to provide a positive customer experience, where there is more than one medical center in a region, the sales team in that region may specify a certain medical center to serve the people from certain corporate customers based on various factors, including the locations convenient for or preferred by specific corporate customers, capacity and utilization of each medical center in this region and client relationship with specific corporate customers. These specifications may also change at any time based on the same factors. As a result, the revenues generated by each medical center are often affected by the allocation mechanism for customer visits, which the Company believes makes the “same-center” revenue growth figure of each medical center less meaningful and not a proper reflection of the growth of individual medical center.

•                  Each of the Company’s self-owned medical centers differs in terms of size, the number of examination rooms, amount of medical equipment, medical staff and utilization status. The prices of the Company’s medical services in a geographic region usually differ from other geographic regions. The Company believes that these factors make the disclosure of revenue figures of each medical center less meaningful to investors because the medical centers are not necessarily comparable to each other.

Consolidated Statements of Cash Flows, page F-9

3.              Please tell us why classification of cash flows related to restricted cash in investing activities is more appropriate than in financing activities, considering the primary purpose of the restricted cash is to serve as collateral for borrowings.  Refer to ASC 230-10-45-22.

The Company respectfully advises the Staff that while the restricted cash of the Group served as collateral for certain borrowings to purchase fixed assets, the economic substance of the restricted cash is not characterized by financing activities. Rather, the loans (and related restricted cash) are a mechanism to facilitate a rapid currency conversion whereby no new source of cash is obtained.  Currency exchange in China is regulated closely and requires a lengthy application and approval process. As a result, in practice, this mechanism is a common alternative for companies in China to convert their own cash between Renminbi and U.S. dollars (or other foreign currency) in a timely manner.

Furthermore, the ASC definition of cash under ASC 305-10 states, in part:

Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty. [Emphasis added]

As the cash collateral is restricted in its movement, it is equivalent to an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which generally should be presented as investing activities in the statement of cash flows. In accordance with ASC 230-10-45-22, the appropriate classification of cash flows in Operating, Investing, and Financing Activities shall depend on the activity that is likely to be the predominant source of cash flows for the item. Based on the above, the Company believes it is appropriate to classify restricted cash as an investing activity.

Notes to Consolidated Financial Statements

Note 16:  Common Share, page F-52

4.              You disclose that Class A and Class B common shares are authorized.  In a risk factor on page 33 you disclose that your common shares are divided into Class A and Class C and that Class C is entitled to 15 votes per share.  Please address the following:

•                  Tell us whether your second class of common stock is Class B or Class C and represent to us that you will clarify in future filings.

•                  Provide us proposed revised disclosure that clarifies the different pertinent rights and privilege between your Classes A and either B or C common shares.  Please see ASC 505-10-50-3.

The Company respectfully advises the Staff that in Note 14 Common Share the Company disclosed Class A and Class B common shares which were the two classes of authorized ordinary shares as of March 31, 2014 and 2013. The Class C common shares were authorized and issued on April 14, 2014 immediately prior to the completion of the Company’s initial public offering.  As the consolidated financial statements were for the year ended March 31, 2014, Class C common shares were not disclosed in Note 14.

The Company respectfully advises the Staff that the Company proposes to clarify the different pertinent rights and privilege between the Company’s Classes A and either B or C common shares in its future annual reports on Form 20-F as follows:

“Before the completion of the initial public offering (“the Offering”) in April 2014, the Class A and Class B common shares were owned by Mr. Ligang Zhang, his wife and other shareholders. Immediately prior to the completion of the Offering, Class B common shares were automatically converted into Class A common shares on a one-for-one basis and a certain number of the Group’s outstanding Class A common shares held by Time Intelligent Finance Limited were redesignated into Class C common shares. According to the Company’s Amended and Restated Articles of Association which became effective upon the completion of the Offering, the Company currently has two classes of authorized ordinary shares, Class A common shares and Class C common shares.

All Class C common shares are held by Time Intelligent Finance Limited and beneficially owned by Mr. Ligang Zhang’s family trust. The rights of the holders of Class A and Class C common shares are identical, except with respect to voting and conversion rights. Each Class A common share is entitled to one vote per share, while each Class C common share is entitled to 15 votes per share and is convertible at any time into one Class A common share. Holders of Class A and Class C common shares shall at all times vote together as one class on all matters subject to a shareholders’ vote.”

In providing the responses above, and in response to the SEC’s request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Terrence R. O’Donnell of Davis Polk & Wardwell LLP at telephone number (852) 2533-3376 or email address terrence.odonnell@davispolk.com.

Sincerely,

By:	/s/ YANG CHEN
Name: Yang Chen
Title: Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP